SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)

Under the Securities Exchange Act of 1934

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16252101

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16252101	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 135,958,530 LIMITED PARTNERSHIP UNITS(1)
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 135,958,530 LIMITED PARTNERSHIP UNITS(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 135,958,530 LIMITED PARTNERSHIP UNITS(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 31.7% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

(1)

This amount includes 73,395 limited partnership units (“Units”) of Brookfield Infrastructure Partners L.P. (the “Partnership”) owned by BIG Holdings L.P. and 176,250 Units owned by BAM Infrastructure Group L.P., each a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”). This amount also includes 100,262,992 redeemable partnership units of Brookfield Infrastructure L.P. (“RPUs”) owned by BIP REU Holdings (2015) L.P., a wholly-owned subsidiary of Brookfield, 15,562,000 RPUs owned by BIP REU Holdings (2016) L.P., a wholly-owned subsidiary of Brookfield, and 6,128,000 RPUs owned by BIP REU Holdings (2019) L.P., a wholly-owned subsidiary of Brookfield. This amount further includes 1,000,000 class A exchangeable subordinate voting shares of Brookfield Infrastructure Corporation (“exchangeable shares”) owned by Brookfield and 12,755,893 exchangeable shares owned by BIPC Holding LP, a wholly-owned subsidiary of Brookfield.

CUSIP No. G16252101	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 848,873 LIMITED PARTNERSHIP UNITS(1)(2)
	8	Shared Voting Power 0 LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 848,873 LIMITED PARTNERSHIP UNITS(1)2)
	10	Shared Dispositive Power 0 LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 848,873 LIMITED PARTNERSHIP UNITS(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.3% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) PN

(1)	Partners Value Investments LP has sole voting and dispositive power through its 100% owned subsidiary, Partners Value Investments Inc.
(2)	This amount includes 84,887 exchangeable shares.

CUSIP No. G16252101	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 42,335 LIMITED PARTNERSHIP UNITS(1)
	8	Shared Voting Power 136,807,403 LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 42,335 LIMITED PARTNERSHIP UNITS(1)
	10	Shared Dispositive Power 136,807,403 LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 136,849,738 LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 31.9 % OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

(1)	This amount includes 4,233 exchangeable shares.

CUSIP No. G16252101	SCHEDULE 13D

Explanatory Note

This Amendment No. 9 (this “Amendment No. 9”) to Schedule 13D is being filed by Brookfield Asset Management Inc. (“Brookfield”), Partners Limited (“Partners”), and Partners Value Investments LP (“Value Investments”), by its general partner, PVI Management Inc. (Value Investments, collectively with Brookfield and Partners, the “Reporting Persons”) to reflect the closing on March 31, 2020 of the previously announced distribution of class A exchangeable subordinate voting shares (“exchangeable shares”) of Brookfield Infrastructure Corporation (“BIPC”) to the unitholders of the Issuer and Holding LP.

Information and defined terms reported in the original Schedule 13D, as amended through Amendment No. 8 thereto, remains in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 9.

Item 2. Identity and Background

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses, and citizenships, of each of Brookfield, PVI Management Inc. and Partners, respectively.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby supplemented as follows:

On or about March 31, 2020, the Reporting Persons received an aggregate 13,889,459 exchangeable shares in connection with the previously announced distribution of exchangeable shares to the unitholders of the Issuer and Holding LP. Each exchangeable share is structured with the intention of providing an economic return equivalent to one Unit (subject to adjustment to reflect certain capital events). Each exchangeable share is exchangeable at the option of the holder for one Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIPC). The Issuer may elect to satisfy BIPC’s exchange obligation by acquiring such tendered exchangeable shares for an equivalent number of Units (subject to adjustment to reflect certain capital events) or its cash equivalent.

Item 5. Interest in Securities of the Issuer

Items 5(a)—(b) of Schedule 13D are hereby amended as follows:

(a)-(b)

Assuming that all of the exchangeable shares of BIPC held by Value Investments were exchanged for Units, as of the date hereof, Value Investments may be deemed to be the beneficial owner of 848,873 Units, for which Value Investments has sole voting and dispositive power through its 100% owned subsidiary, Partners Value Investments Inc., and such Units constitute approximately 0.3% of the issued and outstanding Units based on the number of Units outstanding as of December 31, 2019. Assuming that all of the redeemable partnership units of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism and all exchangeable shares of BIPC held by the Reporting Persons were exchanged for Units, as of the date hereof, Brookfield may be deemed to be the beneficial owner of 135,958,530 Units and Partners may be deemed to be the beneficial owner of 136,849,738 Units, and such Units would constitute approximately 31.7% and 31.9%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of December 31, 2019. The Units deemed to be beneficially owned by Partners include 42,335 Units and exchangeable shares owned by Partners and the Units deemed to be beneficially owned by each of Brookfield and Value Investments. Brookfield may hold the Units directly or in one or more wholly-owned subsidiaries. Partners may be deemed to have shared power (with each of Brookfield and Value Investments) to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 42,335 Units and exchangeable shares with respect to which it has sole voting and investment power.

CUSIP No. G16252101	SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented as follows:

Holders of exchangeable shares are entitled to exchange their exchangeable shares for an equivalent number of Units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the BIPC) at any time. The Issuer may elect to satisfy BIPC’s exchange obligation by acquiring such tendered exchangeable shares for an equivalent number of Units (subject to adjustment to reflect certain capital events) or its cash equivalent. On March 31, 2020, Wilmington Trust, National Association and Brookfield entered into the Rights Agreement (the “Rights Agreement”) pursuant to which Brookfield has agreed that, until March 31, 2025, it will, under certain circumstances, satisfy, or cause to be satisfied, the obligations pursuant to BIPC’s articles of incorporation to exchange exchangeable shares for Units or its cash equivalent. As of March 31, 2020, Brookfield may deliver up to 46,349,323 Units to satisfy any exchange of exchangeable shares in accordance with the terms of the Rights Agreement.

The foregoing summary of the Rights Agreement described in this Item 6 does not purport to be complete and, as such, is qualified in its entirety by the Rights Agreement set forth in Exhibit 10 hereto and incorporated in this Item 6 by reference.

Value Investments also beneficially owns 76,100 class A preferred units, Series 7, of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 10	Rights Agreement, dated March 31, 2020, by and between Brookfield Asset Management Inc. and Wilmington Trust, N.A. (incorporated by reference to Exhibit 10.1 to Brookfield Infrastructure Corporation’s Form 6-K filed on April 1, 2020)

Exhibit 11	Joint Filing Agreement, dated April 8, 2020, among Brookfield Asset Management Inc., Partners Limited, and Partners Value Investments LP.

CUSIP No. G16252101	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
	Name:	Jessica Diab
	Title:	Vice President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Leslie Yuen
	Name:	Leslie Yuen
	Title:	Director, Finance

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer	Canada

Jeffrey M. Blidner, Vice Chair	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	Suite 1210 225 – 6th Ave. S.W. Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venancio Flores, 50 Cob. 01 Leblon, Rio de Janeiro RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield	Canada

Nicholas H. Goodman, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer, Brookfield	United Kingdom

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada

Brian D. Lawson, Vice Chair	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity of Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Deputy Chairman, Oaktree Capital Management Inc.	U.S.A.

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

SCHEDULE II

PVI MANAGEMENT INC., as General Partner of

PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
James L.R. Kelly, Director	Hwy. #26 West at 7th Line, P.O. Box 3394, Meaford, Ontario N4L 1A5	President, Earth Power Tractors and Equipment Inc.	Canada

Edward C. Kress, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada

Brian D. Lawson, Director, President and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Vice Chair of Brookfield	Canada

Frank N.C. Lochan, Chairman and Director	15 Ennisclare Dr. E., Oakville, Ontario L6J 4N3	Corporate Director	Canada

Ralph J. Zarboni, Director	Rossiter Ventures Corporation 7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	Chairman and Chief Executive Officer of EM Group Inc. and EM Plastic & Electric Products Limited	Canada

Leslie Yuen, Director, Finance	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President of Brookfield	Canada

Loretta Corso, Corporate Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of Brookfield	Canada

Bryan Sinclair, Senior Associate	333 Bay Street, Suite 1610, Toronto, Ontario M5H 2R2	Vice President, Trisura Group Ltd.	Canada

SCHEDULE III

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President – Finance, Brookfield	Canada

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Sachin Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, Brookfield	Canada